May 28, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-0408

Attention: Mr. Todd Schiffman

RE:	BankUnited Financial Corporation
Form 10-K for the Fiscal Year Ended September 30, 2007
Form 10-Q for the Quarterly Period Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008
Schedule 14A
File No. 001-13921

Dear Mr. Schiffman:

This letter contains responses to comments 11, 12 and 13 of the Staff of the Division of Corporation Finance (the “Staff”) contained in the letter dated May 21, 2008 (the “May 21 Letter”), to Mr. Alfred R. Camner relating to the above referenced filings. Responses to Comments 1 through 10 will be provided in a separate letter.

Set forth below are the comments contained in the May 21 Letter followed by the responses of the Company. Each comment is numbered the same as in the May 21 Letter. For purposes of identification, the Staff’s comments are presented in boldface.

Schedule 14A

Cash Bonuses, page 15

11.	Regarding performance targets used for the compensation of named executive officers other than the COO and CEO, we note your conclusion that these targets were not material because they “were used only as a part of the overall assessment of performance.” To the extent they are not material in the future, disclose in the proxy that these targets were not material to a determination of the officers’ compensation and explain how the lack of material performance targets meets the goals of your compensation program and the reason that you use these performance targets if they do not directly impact compensation. Please refer to Item 402(b)(1)(vi) of Regulation S-K.

In future proxy filings, we will disclose that the performance targets used to determine the annual bonuses payable to the named executive officers other than the COO and the CEO are not material to a determination of compensation, because they are used only as a part of the overall assessment of performance. We will also explain that although the performance targets do not determine compensation and the annual bonuses are not regarded as incentive compensation, the performance goals further the Company’s compensation objectives of motivating and rewarding talented executive officers because they help to focus such officers on areas that are critical to the Company’s performance and because the results for such performance goals are among the factors considered by the COO, CEO and Compensation Committee in using their judgment to determine the compensation of such officers.

Securities and Exchange Commission

May 28, 2008

12.	In your response to comment 20, you indicate that you do have performance targets that are material to determining the compensation paid to you CEO and CFO. The staff is not able to agree with your conclusion that since some of your targets are confidential under Instruction 4 to Item 402 of Regulation S-K, you may refrain from disclosing all performance targets. Revise your disclosure in filings to disclose all non-confidential targets. To the extent that compensation amounts were affected by the executives performance with regard to targets that were not disclosed, you should provide sufficient analysis of the affect of the executive’s performance with regard to those targets had upon the amounts awarded and include the analysis of the level of difficulty required to meet those targets, as contemplated by Instruction 4.

In its previous response letter, the Company disclosed the fiscal 2007 performance targets for net income and earnings per share that had been set for the COO and CEO. In future proxy filings, the Company will disclose the non-confidential performance targets, such as net income and earnings per share when those performance targets continue to be applicable. The Company did not disclose in its previous letter and does not plan to disclose in its filings the other applicable performance targets applicable to the 2007 annual bonus and the restricted stock award because these were operational performance goals that are confidential because their disclosure would cause the Company competitive harm. In future proxy filings the Company will discuss the level of difficulty in achieving those confidential performance targets and identify the most significant targets to the calculation of the amount of the executive’s compensation, as discussed below. Each of the operational performance goals for which targets were not disclosed for fiscal 2007 carried the same weight and opportunity to earn points based on the level of achievement of each goal. Bonus payments and restricted stock awards were dependent upon the total number of points achieved on all of these performance goals. The number of points that could be earned for each goal varied according to the grade at which the goal was achieved, based on three different grades of “challenging,” up to the Company’s budgeted amounts. In addition, for the CEO, achievement of any performance measure at a fourth “super-challenging,” or “bonus” level above the budgeted amounts would earn a bonus point. For the COO, contingent upon the achievement of performance goals for Sarbanes-Oxley compliance and specific regulatory examination ratings, payment of the maximum amount subject to these operational goals required achievement of approximately 52% of total possible points. The Sarbanes-Oxley and regulatory examination ratings were achieved and the operational goals were achieved at a level of approximately 41%. The bonus award and restricted stock awards corresponding to this point total represented approximately 65% and 86%, respectively, of the maximum opportunity. Of the points contributing to this total, no points were earned for the performance goals of non-interest bearing deposits, residential and consumer loan production or loan sales. Only two performance goals, those for efficiency ratio and book value, were achieved at the highest grade of challenging. For the CEO, payment of the maximum amount subject to these performance goals required achievement of approximately 55% of total possible points not including bonus points. The CEO’s point count was approximately 52% of the total possible points, resulting in a bonus award and restricted stock award representing approximately 94% and 100%, respectively, of the maximum opportunity. Of the points contributing to the total point count, no bonus points were earned for any of the performance goals and only the performance goals for efficiency ratio and book value were achieved at the highest grade of challenging. The performance goals for non-interest bearing deposits, residential and consumer loan production and loan sales were not met.

Securities and Exchange Commission

May 28, 2008

13.	The staff is unable to agree with your analysis of the confidential nature of the targets relating to the bank’s examination, referenced in the last sentence on page 19. Please specifically analyze the confidential nature of these targets, rather than regulatory examination reports in general. Also, please confirm that you will discuss any material effect that these targets had upon the compensation awarded to the named executives.

There were two bank regulatory examination performance-related goals applicable to the COO’s annual bonus opportunity. The performance goal relating to the bank’s regulatory examination consisted of the requirement that the overall examination rating contained in the bank’s information technology examination report was a specified rating. Achievement of a specified overall examination rating was a pre-requisite for the COO to earn any portion of his fiscal 2007 cash bonus and restricted stock award subject next to achievement of the operational performance goals at specified levels. If the examination rating goal were disclosed by the Company, the disclosure of the payment of such cash bonus and restricted stock award would confirm that the disclosed rating had been achieved. By such disclosure, the Company would effectively violate the prohibition under federal banking regulations against disclosing any portion of the regulatory examination report to unauthorized persons or organizations. Unauthorized persons include anyone not officially connected with the bank as an officer, director, employee, attorney, auditor, independent auditor or parent holding company. In future proxy filings, the Company will discuss any material effect of these targets as applicable, including, for example, to indicate whether achievement of this target was required as a pre-requisite to the payment of any cash bonus and the fact that the target was met in disclosing the award of the cash bonus.

The second specific performance target relating to the regulatory examination was the rating for Community Reinvestment Act compliance. Upon further research, we understand that those ratings are ultimately made public by regulatory authorities. The performance target for fiscal 2007 was a rating of “satisfactory.” The Company will disclose this performance target, if applicable, in future proxy filings.

Should you have any questions please contact Linda Griggs of Morgan, Lewis & Bockius at (202) 739-5245, Bridget Wong of Camner, Lipsitz and Poller at (305) 461-1100, x2933, Joe Gleason at (305) 818-8603, or Tim Harris at (305) 698-4159.

Sincerely,

/s/ Humberto L. Lopez
Humberto L. Lopez
Senior Executive Vice President and Chief Financial Officer